Exhibit 7.06

Execution Version

LIMITED GUARANTEE

This Limited Guarantee (this “Limited Guarantee”), dated as of April 18, 2014, by Accurate Global Limited, Advanced Orient Limited and CSOF Technology Investments Limited (the “Everbright Entities”) and Mr. Tianwen Liu (“Mr. Liu”, and together with the Everbright Entities, each, a “Guarantor”, and collectively, the “Guarantors”), in favor of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

1. LIMITED GUARANTEE. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date of this Limited Guarantee (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, each Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably, severally but not jointly, guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, on the terms and subject to the conditions herein, the due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A (for each such Guarantor, the “Guaranteed Percentage”) of (a) the payment obligations of Parent to the Guaranteed Party under Section 9.3(c) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the reimbursement obligations of Parent pursuant to Section 9.3(e) of the Merger Agreement and the indemnification and reimbursement obligations of Parent under Section 6.3(f) of the Merger Agreement (the “Financing and Enforcement Expense Obligations,” and together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due (with respect to each Guarantor, its Guaranteed Percentage of the Guaranteed Obligations, the “Guarantor Obligations”), provided, that in no event shall a Guarantor’s liability under this Limited Guarantee exceed an amount equal to its Guaranteed Percentage of (i) the Parent Fee Obligations, plus (ii) the Financing and Enforcement Expense Obligations, minus (iii) any portion of the Guaranteed Obligations actually paid by Parent or Merger Sub in accordance with the terms hereof and under the Merger Agreement (such limitation set forth in the foregoing clauses (i) and (ii) on the liability of a Guarantor with respect to its Guarantor Obligations being hereinafter referred as the “Maximum Amount”); provided, further, that no Guarantor shall have any obligations with respect to the Financing and Enforcement Expense Obligations unless the underlying expenses are evidenced by invoice or other written evidence to the reasonable satisfaction of the Guarantors. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in United States dollars, in immediately available funds. Each Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guarantee. Each Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance on this Limited Guarantee.

(a) Subject to the terms and conditions of this Limited Guarantee, if Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then all of the Guarantors’ liabilities and obligations to the Guaranteed Party hereunder in respect of their respective Guarantor Obligations shall, on demand, become immediately due and payable and each Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed or discharged, any of its Guarantor Obligations. In furtherance of the foregoing, each Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against such Guarantor for its Guarantor Obligations (subject to the Maximum Amount), regardless of whether any action is brought against Parent, Merger Sub or any other Guarantor, or whether Parent, Merger Sub or any other Guarantor is joined in any action or actions.

(b) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guarantee were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against any Guarantor to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such order or injunction. Each Guarantor further agrees not to oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity (collectively, the “Prohibited Defenses”).

2. NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. Subject to the terms hereof, each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment to the Guaranteed Party in respect of any Guarantor Obligations is rescinded or must otherwise be returned for any reason whatsoever, the relevant Guarantor shall remain liable hereunder with respect to such Guarantor Obligations (subject to the Maximum Amount) as if such payment had not been made. This Limited Guarantee is an unconditional guarantee of payment and not of collectibility.

3. CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Each Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee. Each Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations; (c) the addition, substitution, any legal or equitable discharge or release of such Guarantor with respect to the Guarantor Obligations (other than a discharge or release of such Guarantor with respect to its Guarantor Obligations as a result of payment in full of the Guarantor Obligations in accordance with the terms hereunder) or any Person now or hereafter liable with respect to any of the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (e) the existence of any claim, set-off, judgment or other right which such Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guarantor Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; or (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor) or affecting any of their respective assets. To the fullest extent permitted by Law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Each Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guarantor Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guarantor Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guarantee), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor), and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guarantee). Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Each Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting (i) the Prohibited Defenses, or (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement (including any other Guarantor) prior to proceeding against any Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve any Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

5. NO SUBROGATION. Each Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub with respect to any of the Guarantor Obligations that arise from the existence, payment, performance or enforcement of such Guarantor’s Obligations under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guarantor Obligations shall have been paid in full. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guarantor Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of such Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by such Guarantor under this Limited Guarantee. Notwithstanding anything to the contrary contained in this Limited Guarantee or otherwise, the Guaranteed Party hereby agrees that other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby: (i) to the extent Parent or Merger Sub is relieved of any of the Guaranteed Obligations under the Merger Agreement, each Guarantor shall be similarly relieved of its corresponding payment obligations under this Limited Guarantee; and (ii) each Guarantor shall have all defenses to the payment of its obligations under this Limited Guarantee that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6. REPRESENTATIONS AND WARRANTIES. Each Guarantor hereby represents and warrants that:

(a) in the case of the Everbright Entities, (i) each Everbright Entity is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) each Everbright Entity has all corporate power and authority to execute, deliver and perform this Limited Guarantee; (iii) the execution, delivery and performance of this Limited Guarantee (A) have been duly authorized by all necessary corporate action, and (B) do not, or will not, as the case may be, conflict with or violate any provision of each Everbright Entity’s organizational documents, applicable Law or contractual restriction binding on each Everbright Entity or its assets;

(b) in the case of Mr. Liu, (i) he has all requisite power and authority to execute, deliver and perform this Limited Guarantee; (ii) the execution, delivery and performance of this Limited Guarantee do not, or will not, as the case may be, conflict with or violate any applicable Law or contractual restriction binding on Mr. Liu or his assets;

(c) this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(d) such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 9 (Continuing Guarantee) hereof.

7. NO ASSIGNMENT. The provisions of this Limited Guarantee shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Limited Guarantee nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of this Limited Guarantee will be null and void.

8. NOTICES. Any notice, request, instruction or other document to be given hereunder by one party to the other party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a) If to a Guarantor, in accordance with the contact information set forth next to such Guarantor’s name on Annex A,

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers - West (23Fl), Jianguomenwai Da Jie

Chaoyang District

Beijing 100022, China

Attention: Ling Huang (lhuang@cgsh.com)

Facsimile: +852 2160 1087

(b) If to the Guaranteed Party:

iSoftStone Holdings Limited

Legal Department

Building 16, Dong Qu, 10 Xibeiwang Dong Lu

Haidian District

Beijing 100193, China

Attention: Li Yaming (ymlic@isoftstone.com)

Facsimile: +86 10 5874 560

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: David Zhang (david.zhang@kirkland.com)

 Jesse Sheley (jesse.sheley@kirkland.com)

Facsimile: +852 3761 3301

9. CONTINUING GUARANTEE.

(a) Subject to last sentence of Section 5, this Limited Guarantee shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until all of its Guarantor Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guarantee shall terminate and a Guarantor shall have no further obligations under this Limited Guarantee as of the earlier of: (i) the Effective Time and (ii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Guaranteed Party has not presented a bona fide written claim for payment of any Guarantor Obligation to such Guarantor by such date; provided, that, if the Guaranteed Party has presented such a bona fide written claim by such date, this Limited Guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or pursuant to Section 11 (Governing Law; Jurisdiction) hereof.

(b) Notwithstanding the foregoing, in the event the Guaranteed Party or any of its controlled Affiliates (which, for the avoidance of doubt, shall not include any Rollover Shareholder) asserts in any litigation or other proceeding that any provision of this Limited Guarantee limiting any Guarantor’s liability to the Maximum Amount is illegal, invalid or unenforceable in whole or in part or that any Guarantor is liable in excess of or to a greater extent than the Maximum Amount, or asserts any theory of liability against any Non-Recourse Party with respect to this Limited Guarantee, the Merger Agreement, the Equity Commitment Letters, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby, other than the Retained Claims (as defined in Section 10 hereof), then (x) the obligations of the Guarantor under this Limited Guarantee shall terminate and be null and void ab initio, (y) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments and (z) neither such Guarantor nor any Non-Recourse Party shall have any liability to the Guaranteed Party with respect to this Limited Guarantee, the Merger Agreement, the Equity Commitment Letters, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby. If any payment or payments made by Parent or Merger Sub or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver or any other person under any bankruptcy act, state or federal law, common law or equitable cause, then to the extent of such payment or payments, the Guarantor Obligations or part thereof with respect to any Guarantor hereunder intended to be satisfied shall be revived and continued in full force and effect as if said payment or payments had not been made.

10. NO RECOURSE. Each Guarantor shall have no obligations under or in connection with this Limited Guarantee except as expressly provided by this Limited Guarantee. No liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them, under any theory of liability (including without limitation by attempting to pierce a corporate or other veil or by attempting to compel any party to enforce any actual or purported right that they may have against any Person) against any Non-Recourse Party in any way under or in connection with this Limited Guarantee, the Merger Agreement, any other agreement or instrument executed or delivered in connection with this Limited Guarantee, the Merger Agreement, the Equity Commitment Letters, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby, except for claims with respect to (i) Parent’s and/or Merger Sub’s obligation to make a cash payment to the Guaranteed Party under and pursuant to the terms of Sections 6.3(f), 9.3(c) and 9.3(e) of the Merger Agreement and, without duplication, a Guarantor’s obligation to make a cash payment to the Guaranteed Party under and pursuant to the terms of this Limited Guarantee (subject to the Maximum Amount), (ii) Parent’s and/or Merger Sub’s obligation (x) to cause the Equity Financing to be funded when and if the Guaranteed Party seeks specific performance of such obligation pursuant to, in accordance with, and subject to the limitations set forth in Section 10.7 of the Merger Agreement, and (y) to otherwise comply with the terms of the Merger Agreement, (iii) Mr. Liu’s or China Special Opportunities fund III, L.P.‘s obligation to specifically perform its obligation to make an equity contribution pursuant to the relevant Equity Commitment Letter, as applicable, when and if the conditions thereto have been satisfied and Holdco, Parent or the Company seeks specific performance of such obligation pursuant to, in accordance with, and subject to the limitations set forth in, Section 7(b) of the relevant Equity Commitment Letter and Section 10.7 of the Merger Agreement, as applicable, and (iv) the obligations of Holdco and the Rollover Shareholders to comply with the terms of the Support Agreement (the claims described in clauses (i) through (iv), collectively, the “Retained Claims”). As used herein, the term “Non-Recourse Parties” means the Guarantors and any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of the Guarantors (including but not limited to Merger Sub and Parent) and any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of any of the foregoing.

11. GOVERNING LAW; JURISDICTION.

(a) This Limited Guarantee shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Limited Guarantee or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guarantee) (each a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

12. COUNTERPARTS. This Limited Guarantee shall not be effective until it has been executed and delivered by both parties hereto. This Limited Guarantee may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guarantee may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guarantee is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

13. SEVERABILITY. The provisions of this Limited Guarantee shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Limited Guarantee or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party; provided, however, that this Limited Guarantee may not be enforced against any Guarantor without giving effect to the Maximum Amount or the provisions set forth in Section 10 hereof. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

14. NO THIRD PARTY BENEFICIARIES. Except for the rights of the Non-Recourse Parties provided hereunder, this Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein.

15. Confidentiality. This letter agreement shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the New York Stock Exchange), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except in the Merger Agreement or otherwise with the written consent of the Investor.

16. MISCELLANEOUS.

(a) This Limited Guarantee, together with the Merger Agreement (including any schedules and exhibits thereto), the Company Disclosure Schedule, the Support Agreement, the Financing Commitments and any other agreement or instrument delivered in connection with the transactions contemplated by the Merger Agreement, constitute the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub and the Guarantors or any of their respective Affiliates on the one hand, and the Guaranteed Party or any of its Affiliates on the other hand. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing.

(b) The descriptive headings contained in this Limited Guarantee are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guarantee.

(c) Both parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

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IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTEED PARTY:

ISOFTSTONE HOLDINGS LIMITED

By:	/s/ Tom Manning
Name:	Tom Manning
Title:	Director and Chairman of the Independent Committee

LIMITED GUARANTEE

SIGNATURE PAGE

IN WITNESS WHEREOF, each Guarantor has executed and delivered this Limited Guarantee as of the date first written above.

GUARANTORS:

Mr. Tianwen Liu

By:	/s/ Tianwen Liu

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

Advanced Orient Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

LIMITED GUARANTEE

SIGNATURE PAGE

Annex A

Guarantor	Address and Facsimile	Guaranteed Percentage
Mr. Tianwen Liu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	50.0%
Accurate Global Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	32.5%
Advanced Orient Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	15.7%
CSOF Technology Investments Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	1.8%

[ANNEX A TO THE LIMITED GUARANTEE]